FIRELIGHT CAMPS

2021 Report

Dear investors,

We were thrilled to see the boom in outdoor hospitality continue in 2021. Demand for interesting, well-run, and beautiful glamping experiences is stronger than ever, especially on the East Coast. Property owners of all kinds are seeking experienced managers and inspired brands to establish glamping operations on their land, and institutional investors are looking for ways to enter this fast-growing space. We managed to navigate 2021's uncertain labor and travel environment and had our most successful year ever at Firelight Ithaca. We achieved a huge milestone for our Firelight Catskills project by obtaining conditional site plan approval and a special use permit from the Town of Shandaken Planning Board. We remain dedicated to providing amazing outdoor hospitality, serving as an example of sustainable resort development, and, most importantly, helping more people get outside to cultivate love and respect for the natural environment. It is this dedication that will help propel us as we grow our company!

We need your help!

We will soon be opening a property-specific equity round for our Firelight Catskills project in Phoenicia, New York; accredited investors can email robert@firelightcamps.com for more information. Also, we love when our investors spend a few nights with us at Firelight Ithaca, participate in our planned activities, or visit our camp store and campfire bar (especially on Tuesdays, when we have live music). Lastly, we are hiring for our seasonal positions so please send any potential front desk, maintenance, or housekeeping candidates our way!

Sincerely,

Ethan Ash

Board Member

Mark Lomanno

Board Member

Joseph Lavin

Board Member

Matthew Moss

Chief Development Officer

Robert Frisch

Co-Founder and CEO

Our Mission

We are dedicated to making Firelight Camps the premier outdoor hospitality brand in the United States. Our 5-year goal is to have eight Firelight luxury campgrounds in operation, including both internally-developed properties and Firelight-branded camps we manage for others, and a growth pipeline of adding two to three campgrounds per year. These projections cannot be guaranteed.

See our full profile



How did we do this year?

Report Card

A-



The Good

We had our most profitable season ever at Firelight Ithaca with an 18.5% year-over-year total revenue increase.

We received a conditional site plan approval and special use permit for our Firelight Catskills project.

We initiated exciting potential projects for our pipeline in PA, CT, and NJ.



The Bad

2021 hourly labor costs were up due to a challenging hiring environment and our EBITDA margin dropped as a result.

2021 maintenance costs increased due to deferred projects from the 2020 season.

2021 administration costs increased as we brought on more full-time employees in response to the labor environment.

2021 At a Glance

January 1 to December 31



$988,781 +19%
Revenue



-$41,417
Net Loss



$92,802 [28%]
Short Term Debt



$654,321
Raised in 2021



$112,185
Cash on Hand
As of 04/13/22

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Firelight Camps develops and operates luxury campgrounds that combine the best elements of boutique hotels and campgrounds. Our pilot location in Ithaca has operated successfully for over eight years and our second location, planned for 80 units, is under contract in New York's Catskill Mountains. Firelight has been featured in 75+ press outlets including the New York Times, the Wall Street Journal, and Vogue Magazine.

We are dedicated to making Firelight Camps the premier outdoor hospitality brand in the United States. We seek to grow our business both by developing new properties ourselves, and also by managing and branding luxury campgrounds on behalf of other developers or owners.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Luxury Camping Inc. was incorporated in the State of Delaware in March 2014.

Since then, we have:

- 💰 $4M+ in revenue. 35,000+ happy guests. 4.5/5 stars on Tripadvisor.

- 💸 Raised $2M+ from industry-leading angel investors.

- 💪 Team experience includes $230M+ of real estate development.

- ⛰ 35% Return on Cost in our pilot location proves the profitability of our business model.

- 🖋 Featured in Vogue, the NYT, the WSJ, Forbes, Architectural Digest, Curbed, Thrillist, Jetsetter.

- 📈 40M+ Americans go camping each year; glamping is projected to grow at 12.5% annually through 2026 to $5B+.

- 🏆 Co-founder's cookbook "Feast by Firelight" nationally distributed in Target, REI, L.L.Bean, Orvis.

Historical Results of Operations

- *Revenues.* For the period ended December 31, 2021, the Company had revenues of $988,781 compared to the year ended December 31, 2020, when the Company had revenues of $834,201

- *Assets.* As of December 31, 2021, the Company had total assets of $1,021,731, including $214,336 in cash. As of December 31, 2020, the Company had $524,481 in total assets, including $96,621 in cash.

- *Net Loss.* The Company has had net losses of $41,417 and net losses of $91,266 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $92,802 for the fiscal year ended December 31, 2021 and $346,491 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $190,478 in debt, $976,610 in equity, and $586,992 in convertibles.

We plan to use our fundraising proceeds and operating cash flow as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from this most recent Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in the next 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Luxury Camping Inc. cash in hand is $112,185, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $103,967/month, for an average burn rate of $103,967 per month. This is due to the fact that we are a seasonal business and record no revenues from November to May when our operations are closed. These expense numbers also include a yearly rent payment for the prior year which we make in the first quarter of each year.

We have continued to see strong reservations for our upcoming season, with a 20% year-over-year increase in room nights booked as of mid-March, and we continue to invest in our Firelight Catskills project.

We expect revenues of about $850,000 and expenses of about $750,000 over the next six months.

Our Ithaca location is profitable as a stand-alone business. That said, we reinvest these profits into corporate-level investments and the expenses associated with developing our pipeline of future locations. As a result, the company as a whole had a net loss for the year. We expect to reach profitability with the collection of development and technical services fees from our Firelight Catskills project, likely in Q4 of 2022 or 2023.

We have a line of credit with M&T Bank, and expect our cash-on-hand and funds from Ithaca operations to cover our short-term burn until we reach profitability. In our capacity as manager of the entity developing the Firelight Catskills project, we are pursuing a loan through the USDA's Business and Industry Loan Guarantee Program and intend to raise the equity needed for that project over the next six months.

Net Margin: -4%	Gross Margin: 93%	Return on Assets: -4%	Earnings per Share: -$1,882.59
Revenue per Employee: $197,756	Cash to Assets: 21%	Revenue to Receivables: ~	Debt Ratio: 9%

📄 21.12.31_FINAL_FS_Luxury_Camping.pdf   📄 20.12.31_FINAL_Firelight_FS.pdf   📄 19.12.31_FINAL_Revised_FS_Luxury__1_.pdf

We ❤ Our
279 Investors

Thank You For Believing In Us

Joseph E Lavin
'Imran Razak
Kenny Mann
Rob Lauria
Timothy M. McClellan
Kalle Maggio
Kat O'Heir
Dan Kurani
Lynne Cooper
Mike Frisch
Susan Buckwalter
Leslie Taylor
Derrik Oates
Nolan PALMER-SMITH
Ranwei Chiang
Daniel J. Frisch
Benjamin Stevens
Katherine Gonzalez
Joel Monteleone
Julia Cutler
Michael Shulman
Mary Fenton
Edward Kelly Medlock
Gregory Gilbert
Derek Monthei
Alyssa Nowak
Chelsey Rice
Fran Tuite
Matthew Fox
Edward Kelly Medlock
Lydia Hearst
Fei Fei Zheng
Ariya Witty
Albert Lardizabal
Seth Olson
Sharon Buker
Sabine Lessmeister
David Martinelli
Melvin Kestner
Gina Newlin

Bennett Thomas
Jane A Ogembo
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Derek Spear
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Jose Juarez
Jon Mick
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Timothy Lee
Andrew Fritz
Brad Nahill
Scott E Melby
Rs Barrett, Dba Barrett A...
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Jason Smith
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Miles Biggs
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Tonya Crisafulli
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Deandre Scott
Subhash Patel
Tejas Sharma
Mary Burkhart
Jacob Gwarjanski
Ihor Kubrak
Katharina M Nichols
Dorkas Severe
Shane Witty
Basem Chaikhouni
Ami M Stuart
David Emrick
Olatubosun Adigun
Susan Beyers
Erica Wallace
Michael Hansen

Darren Fredette
Gabriel Zalzman
Neryk Davydov
Dave T. Butler
Dominick Savillo
John Bart Coffee
Scott Kudrick
Jack Phillion
Hayden Rose
Kongqiang Ni
Sandy Sosinski Barras
Susan Fleming
Darly M LUELLEN
Jodi Moss
Fenella Pearson
Clint Cherco
Matthew Kavanaugh
Lauren SHULER
Gavin Dowell
Julius R Carver
Jen Kochenash
Lauren Dowler
Cory Loudenslager
Nathan Dell
Angela M Reimer
Alan L BIANCHI
Kevin Pazar
Daniel Sutter Melzer
Sonny Vrebac
Jennifer Bincarowsky
Daniel Corkill
Gregory Reuter
Stefanie Levner Martin
Enrique Neves Martin
Danielle Narveson
Mark Jessan Hutchison-Q...
David Guggina
Shenton WAI
Erica C
Allison Roddy

Jamie Hunt
Hugh J. Stiel
David Shane
Andrew Douglas VanderP...
Joseph E Lavin
Carmen Rosetti Ferrara
Brandy Lamb
Amir Nader A Ghazvini
Barbara Kluger
Mark Titus
Michael Chan
Bruce Lane
Nick Rattray
John William Sharkey
Jasmine W. Chay
Mark V Lomanno
Joel Newman
Mark Thorne
Erick Grimley
Marjorie Kreppel
Sam Levine
Kevin Jornlin
La Tajh A Weaver
William J Gallagher
Martha Gioumousis
Doyle Cline
Tricia Bozek
Troy Dreesman
Terri BAILER
Janet ONEIL
Brian Baldonado
Ashlin Thuman
Mark Buckley
Adam Kirsch
Kristopher Gingerich
Roger L McCoy
Dariana Francois
Duane Chaney
Sean Carey
Marcia J Roddy

Kevin Fleming
Hamish Webb
Joseph Harris
Christopher Sernel
Robert Frisch
Jerry Gunderson
Andrew Fritz
Michael and Nancy Richar...
Ted Tieken
Tomory Boyer
Diane Bai
John Pullen
Solomon Choi
Tyler Lavin
Dorothy Gold
Kaethe Bessou
Josiah Brown
Thomas Jankas
Risa MISH
Dan TRAN
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Jocelyn McCants
Kruti Lodhavia
Tanya D Young
Kiersten Hanna
Bryan McClelland
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Christina Myles
Ralph Warren
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Eric Burgess
Steven Gal
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Andrew Kim
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Graham Walker
Adam Moody
Johannes Ariens
Sean Dowd
Joan Friedrich

Kevin Hunt
Sean Stobart
Bob Malkin
Michael DUGAS
Jonah Freedman
Eric Brown
Hayden Rose
David DeCarlo
Cara Petonic
Dawn Ballenberger
David Makar
Michael Rubin
Randall Balestriero
Sarah Gilliland
Roger Pearson
Alexander Ugarte
Deb Booth
Natalie Wossene
April Cobb
Maura Benner
Danyelle Hildreth
Joseph Tompkins
Vivekkumar DESAI
Jessica Saturley-Hall
Jonathan Coleman
Dara Allen
Aaron Parks
Sean Fisher
Aida Carolina Beltran
Jonathan Schmitz
Christina Grahn
Donna A Brennan
Elias Jimenez
Grady Shon
Bryan Hare
Stacy Hovan
Khalid Alrasheed
Astrid Jirka
Steven Moylan
Kathy Lucas

Laura Jonasse
Bryce Butler
Derek Edward SLATE
Rae Lynn Nettles
Joe Ganley
Daniel Catzva
Carly Jornlin
Wesley Miga
Niki Choo
E. Frischhut
Donna Jackson
Grace Park Young
Riley Neugebauer
Elisa Miller-Out
Sebastian Kirwan
Marcus Wiggins
Carson Gadd
Chase Gray
Adam Vancini
Crystal Baker-Burr
Amanda Fried
Ines Ellis-Guardiola
Sarah Schupp
Daniel FORT
Aravind Ramamoorthy
Natarajan Balasubramanian
Dennis Hayes
Hasani Adams
Shelly Kennin
Lydia Caroe
Stephen Pellicano
Marina Gershon
Eric Schreiber
Michael Clouser
Charles Matner
Joseph Love
Charles Hollister
Bonnie Kane
Deborah McDonald

Thank You!

From the Firelight Camps Team



Robert Frisch

Co-Founder and CEO



Emma Frisch

Co-founder and Head of Food, Beverage, and Brand



Matthew Moss

Chief Development Officer

Matt was co-founder, developer, and operator of a $130 million new build hotel in Manhattan and previously oversaw the development of over $100 million of commercial and residential real estate.



Jason Smith

General Manager, Firelight Ithaca

Jason was the general manager of Travel & Leisure's 2016 #1 resort hotel in the continental USA, The Lodge at Glendorn, and has held senior operational roles at Relais & Chateaux, Leading Hotels of the World, and AAA 5 Diamond properties.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Robert Frisch	CEO @ Luxury Camping Inc.	2014
Mark Lomanno	Hotelier @ Kalibri Labs	2014
Ethan Ash	Business Development @ Remedy Health	2014
Joseph Lavin	Hotelier @ Harborstone Hospitality	2014

Officers

OFFICER	TITLE	JOINED
Robert Frisch	President CEO Treasurer Secretary	2014
Matthew Moss	CDO	2016

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Robert Frisch	9,800 Common Stock	38.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2014	$390,000		Regulation D, Rule 506(b)
06/2015	$470,015	Preferred Stock	Regulation D, Rule 506(b)
08/2018	$506,595	Preferred Stock	Regulation D, Rule 506(b)
09/2019	$196,992		Regulation D, Rule 506(b)
04/2020	$48,313		Other
04/2020	$40,214		Other
01/2021	$101,951		Other
09/2021	$552,370		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/18/2014	$390,000 ⊘	8.0%	20.0%	$5,000,000	06/06/2015
09/07/2019	$196,992 ⊘	8.0%	0.0%	$3,986,454	09/07/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
M&T Bank ⊘	04/06/2020	$48,313	$48,313 ⊘	1.0%	04/06/2022	Yes
Celtic Bank Corporation ⊘	04/28/2020	$40,214	$40,215 ⊘	1.0%	04/28/2022	Yes
Luxury Camping Inc. ⊘	01/23/2021	$101,951	$0 ⊘	1.0%	01/23/2026	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series C Preferred	9,000	3,275	Yes
Series B Preferred	3,000	2,709	Yes
Series A Preferred	7,300	7,300	Yes
Common	61,000	10,867	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	
Options:	4,439

Risks

Our business plan includes the purchase and development of real estate. Cost overruns, delays, and/or errors in due diligence, design, permitting, or construction could negatively affect our company.

The amount of capital we are attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain our business plan, and we may raise additional capital in the future. In order to achieve our long-term goals, we may need to raise funds in addition to the amount raised in this offering under Regulation Crowdfunding. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. Or, if we do raise funds from equity offerings, those future investors may receive securities that are on more favorable terms than those offered to investors in this offering. If we are not able to raise sufficient capital in the future, we may not be able to execute on our long-term goals.

Purchasers of shares likely will experience dilution through additional shares we issue at a later date.

There is no public trading market for the securities, and none may develop. The securities sold in this offering are restricted and not freely transferable. The offering price of the securities offered has been arbitrarily determined and may not be indicative of its actual value or future market prices. The shares sold will be subject to secondary/resale limitations on the federal and/or state levels.

We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional or negligent failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to management.

Our management has prepared the assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to: whether we can obtain sufficient capital to sustain and grow our business; our ability to manage our company's growth; whether we can manage relationships with key vendors; demand for our products and experiences; the timing and costs of new and existing marketing and promotional efforts; competition; our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; the overall strength and stability of domestic and international economies; and consumer spending habits.

Our management has broad discretion in how we use the net proceeds of the offering, and may significantly influence matters to be voted or acted on by our company even if their interests may differ from or vary from those of the other stockholders.

We may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements, other than as any applicable law may require.

State and federal securities laws may pose an issue and risk with respect to the Regulation CF offering and potential Regulation D offering. State and federal securities regulators can interpret exemption standards in various ways and even an investigation (without any found violations) can be costly and time consuming.

The sale of the securities will be done pursuant to federal exemptions (and state to the extent available) and the securities will not be registered, so no third party is passing on the quality of the disclosures made by the company.

Even if we meet our goals, we may never distribute any dividends to our shareholders or sell our business to an acquirer. If so, there may be a complete lack of liquidity for the shareholders. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Changes in consumer tastes are hard to forecast, and could result in a lack of demand for glamping in the future.

Our assets will be inherently illiquid, and such illiquidity could prevent the sale of those assets at a time when it otherwise might be desirable to do so. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations.

We could experience increased expenses without a corresponding increase in revenues. There are operational and financing expenses we encounter that are not tied to generating revenue. Should our expenses increase as a result of any of these factors, our financial results could be negatively impacted as we may not experience a corresponding increase in revenues.

Extreme weather events may cause damage, decrease occupancy, or have adverse guest impacts.

Acquiring real estate; developing real estate; and operating real estate as a lodging business, campground, restaurant, event venue, or outdoor recreation facility are often subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of our company.

Our success will be dependent on our ability to acquire new properties and / or enter into new contracts for development, management, or branding services, and there are no assurances we will be able to do so.

We intend to operate in regions where the lack of sufficient labor could pose an operational challenge.

We will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. These conditions may negatively impact our company and cause a decline in the market value of our properties once purchased.

We have a limited operating history. We have only been in business since 2014 and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that our results so far are indicative of the results that we may be able to achieve in the future.

We are in competition with several more-established glamping owners and operators, and we expect increased competition from new entrants should the demand for glamping continue to increase.

glamping continue to increase.

While outdoor hospitality has seen a significant increase in demand during the COVID-19 disruption, pandemic-related closures, regulations, labor challenges or supply disruptions could have adverse impacts on our company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding

cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Luxury Camping Inc.

- Delaware Corporation
- Organized March 2014
- 5 employees

92 Mill St
Freeville NY 13068

http://www.firelightcamps.com

Business Description

Refer to the Firelight Camps profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Firelight Camps has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

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All prior investor updates

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.